UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

TOYS “R” US PROPERTY COMPANY I, LLC

(Name of Applicant)*

One Geoffrey Way

Wayne, New Jersey 07470

(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
Secured Notes	Undetermined amount

Name and registered address of agent for service:

James Young

Executive Vice President and General Counsel

One Geoffrey Way

Wayne, New Jersey 07470

With a copy to:

Dennis M. Myers P.C.

Kirkland & Ellis LLP

Chicago, Illinois 60654

(312) 862-2000

*	The entities listed on the following page are also included in this Application as Applicants.

This Amendment to Form T-3 (this “Amendment”) amends the Application for Qualification of Indentures under the Trust Indenture Act on Form T-3 (File No. 022-29071) originally filed with the Securities and Exchange Commission (the “Commission”) on December 21, 2018 (the “Application”) by Toys “R” Us Property Company I, LLC, MAP Real Estate, LLC, TRU 2005 RE I, LLC, TRU 2005 II Trust and Wayne Real Estate Company, LLC (collectively, the “Applicants”). The Applicants are filing this Amendment to withdraw the original Application because the Applicants no longer intend to issue any debt securities requiring an Application for Qualification under the Trust Indenture Act pursuant to the Joint Chapter 11 Plan of Reorganization of Toys “R” Us Property Company I, LLC and its debtor affiliates.

1

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, Toys “R” Us Property Company I, LLC, a limited liability company organized under the laws of the state of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Wayne, New Jersey on March 1, 2019

(SEAL)		TOYS “R” US PROPERTY COMPANY I, LLC

Attest:	/s/ Antoinette Duah	By:	/s/ Matthew Finigan
Name:	Antoinette Duah		Name: Matthew Finigan
Title: EVP, CFO and Treasurer

Pursuant to the requirements of the Trust Indenture Act of 1939, the undersigned Guarantors have duly caused this Application to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Wayne, New Jersey on March 1, 2019.

MAP REAL ESTATE, LLC WAYNE REAL ESTATE COMPANY, LLC TRU 2005 RE I, LLC
(SEAL)

Attest:	/s/ Antoinette Duah	By:	/s/ Matthew Finigan
Name:	Antoinette Duah		Name: Matthew Finigan
Title: EVP, CFO and Treasurer

Pursuant to the requirements of the Trust Indenture Act of 1939, the undersigned Guarantor has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Wayne, New Jersey on March 1, 2019.

TRU 2005 RE II TRUST

BY:

TOYS “R” US PROPERTY COMPANY I, LLC, its managing trustee
(SEAL)

Attest:	/s/ Antoinette Duah	By:	/s/ Matthew Finigan
Name:	Antoinette Duah		Name: Matthew Finigan
Title: EVP, CFO and Treasurer